                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )

                          LIFSCHULTZ INDUSTRIES, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  531925 20 4

                                (CUSIP Number)


                              Patrick W. Allender
                           Executive Vice President,
                     Chief Financial Officer and Secretary
                        2099 Pennsylvania Avenue, N.W.
                                  12th Floor
                          Washington, D.C. 20006-1813
                           Telephone: (202) 828-0850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 15, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No. 531925 20 4                                   Page___ of ___ Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Danaher Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             478,189
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      478,189
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      42.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE OVER PAGE,RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP No. 531925 20 4                                   Page___ of ___ Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Saltwater Acquisition Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             478,189
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      478,189
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      42.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE OVER PAGE,RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer

          The name of the issuer is Lifschultz Industries, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 641 West 59th Street, New York, NY 10019. The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Shares"), of the Company.

Item 2.   Identity and Background

          (a) - (c), (f) This Statement is filed by Danaher Corporation, a Delaware corporation ("Parent") and Saltwater Acquisition Corp., a Delaware corporation (the "Offeror"). The Offeror was formed as an acquisition vehicle in connection with an offer to purchase all of the outstanding Shares (the "Offer"), the merger of Offeror with and into the Company (the "Merger") and the other transactions contemplated by the Agreement and Plan of Merger, dated May 15, 2001, by and among Parent, the Offeror and the Company (the "Merger Agreement"), attached hereto as Exhibit 1 and incorporated herein by reference. Parent designs, manufactures and markets industrial and consumer products with strong brand names, proprietary technology and major market positions in two principal businesses: process/environmental controls and tools and components. The Offeror is a newly formed Delaware corporation and an indirect, wholly-owned subsidiary of Danaher. The Offeror has not conducted any business other than in connection with the Offer and the Merger. The principal business address of Parent and the Offeror is 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006-1813. Attached hereto as Exhibit 8 is a list of all executive officers and directors of Parent and the Offeror, including the principal business address and the principal occupation or employment of each.

          (d) - (e) During the last five years, neither Parent nor the Offeror and, to the best knowledge of Parent and the Offeror, none of the directors or executive officers of the Offeror or Parent have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The Offeror estimates that the total amount of funds required to purchase all outstanding Shares, and all outstanding options to purchase Shares, pursuant to the Offer and Merger will be approximately $28,471,568 million, plus transaction fees and other debt of the Company to be assumed. The funds to be used to acquire the Shares will be taken from Parent's working capital.

Item 4.   Purpose of the Transaction

          (a)-(g) and (j) The Offer is being made pursuant to the Merger Agreement which provides that, among other things, as soon as practicable after the purchase of the Shares in the Offer and the satisfaction of the other conditions contained therein and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, the Offeror will be merged with and into the Company. Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be an indirect, wholly-owned subsidiary of Parent. Parent and the Offeror have an understanding with respect to the acquisition of the Shares, and as such Parent and Offeror constitute a "group" within the meaning of Sections 13(d) of the Act.

          The purpose of the Offer, the Merger, and the Stockholders' Agreement (the "Stockholders' Agreement"), dated May 15, 2001, by and among Parent, David
K. Lifschultz, Sidney B. Lifschultz, Lawrence Lifschultz, David A. Berman, the Sidney B. Lifschultz 1992 Family Trust, Michael Hirst and J. Randall Owen (excluding Parent, collectively the "Principal Stockholders"), a copy of which is attached hereto as Exhibit 2 and incorporated by reference, is to enable the Offeror to acquire control of, and the entire equity interest in, the Company. The Offer, the Merger Agreement and the Stockholders' Agreement are intended to increase the likelihood that the Merger will be effected as promptly as practicable. The Offeror and Parent expect that, initially following the Merger, the business and operations of the Company will, except as otherwise provided herein or as set forth in the Merger Agreement, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information as part of a comprehensive review of the Company's business, assets, operations, capitalization, dividend policy, management and personnel.

          The Merger Agreement provides for the commencement by the Offeror of a cash tender offer to purchase all of the outstanding Shares for $22.80 per share, net to the seller in cash, without interest, less any required withholding taxes, in accordance with the terms and subject to the conditions provided in the Merger Agreement. Notwithstanding any other provision of the Offer, the Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for, and may terminate or, except as set forth in the Merger Agreement, delay the acceptance of any tendered Shares for payment or amend the Offer, if, among other things, less than a majority of the total number of Shares outstanding on a fully diluted basis on the date of purchase are validly tendered and not properly withdrawn prior to the Expiration Date (as defined in the Merger Agreement) (the "Minimum Condition"). If Offeror acquires at least 90% of the outstanding Shares, Parent and the Offeror intend to cause the Merger to become effective without a meeting of the stockholders of the Company in accordance with Section 253 of the General Corporation Law of the State of Delaware.

          Upon the terms of and subject to the conditions to the Offer, the Offeror will accept for payment and pay for, all Shares validly tendered and not withdrawn prior to the expiration of the Offer as promptly as practicable after expiration of the Offer. Thereafter, Parent shall be entitled to designate up to that number of directors of the Company, rounded up to the next whole number, as will make the percentage of the Company's directors designated by Parent equal to the percentage of outstanding Shares held by Parent and any of its wholly-owned subsidiaries (including the Offeror), including the Shares accepted for payment pursuant to the Offer, and the Company will, upon request of Parent, promptly take all actions necessary to cause Parent's designees to be so elected. As soon as practicable following the Merger, Parent shall have the right to appoint all members of the Company's Board of Directors.

          The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, will be the certificate of incorporation of the Surviving Corporation, until amended afterward in accordance with the provisions of the certificate of incorporation of the Surviving Corporation and applicable law. The bylaws of the Offeror in effect at the Effective Time will be the bylaws of the Surviving Corporation, until afterward amended in accordance with the provisions of the bylaws of the Surviving Corporation and applicable law. Subject to applicable law, (a) the directors of the Offeror immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and (b) the officers of the Offeror immediately prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

          By virtue of the Merger and without any action on the part of the holders of the Shares, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares held by Parent, the Offeror, any wholly-owned subsidiary of Parent or the Offeror, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder of those Shares, will be canceled and retired and will cease to exist with no payment being made with respect thereto, and (b) Shares held by a holder who has not voted in favor of the Merger and who has demanded appraisal for those Shares in accordance with the GCL) will be canceled and retired and will be converted into the right to receive $22.80 (or any higher amount Offeror determines in its sole discretion to pay in the Offer) net per Share in cash, payable to the holder of that Share, without interest (the "Merger Price"), upon surrender of the share certificate formerly representing that Share.

          At the Effective Time, each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

          Immediately prior to the Effective Time, all options to purchase Shares (whether vested or unvested) will be canceled (and to the extent exercisable shall no longer be exercisable) and will entitle each holder of an option, in cancellation and settlement therefor, to a payment, if any, in cash by the Company (less any applicable withholding taxes), at the Effective Time, equal to the product of (a) the total number of Shares subject to that option and (b) the excess, if any, of the Merger Price over the exercise price per Share subject to that option.

          The Merger Agreement may be terminated by either or both of the Company and Parent as set forth in Section 8.1 of the Merger Agreement. Specifically, in the event that the Merger Agreement is terminated pursuant to Sections 8.1(e) or (f) thereof, or is terminated pursuant to Sections 8.1(b) or
(c) thereof at a time when Parent could have terminated the Merger Agreement pursuant to Section 8.1(f) thereof, the Company must promptly, and in any event within one business day after such termination, or in the case of termination by the Company, prior to such termination, pay Parent a termination fee of $1,000,000 (the "Termination Fee"), provided that in no event will more than one Termination Fee be payable by the Company, plus Parent's aggregate expenses not to exceed $400,000 (the "Expense Fee"). In the event that the Merger Agreement is terminated pursuant to Section 8.1(g) of the Merger Agreement and within 12 months of the date of that termination of the Merger Agreement an Acquisition Transaction (as defined in the Merger Agreement) is consummated, then the Company must, prior to or simultaneously with the consummation of that transaction, pay Parent the Termination Fee and the Expense Fee.

          In order to increase the likelihood that the transactions contemplated by the Merger Agreement will be consummated, Parent entered into the Stockholders' Agreement with the Principal Stockholders. Together, the Principal Stockholders, as of May 15, 2001, owned or had voting and investment control over 478,189 Shares, or approximately 42% of the outstanding Shares. Under the terms of the Stockholders' Agreement, certain Shares held by a corporation of which David K. Lifschultz is an officer and director are not considered beneficially owned by Mr. Lifschultz for purposes of the Stockholders' Agreement.

          Pursuant to the Stockholders' Agreement, each Principal Stockholder has agreed to tender or cause to be tendered in the Offer all Shares owned of record or beneficially by such Principal Stockholder. Each Principal Stockholder has also agreed to vote or cause to be voted all Shares owned of record or beneficially by such Principal Stockholder:

                    .    in favor of the Merger and the Merger Agreement, and

                    . unless otherwise requested by Parent, against (1) any merger agreement, merger, consolidation, liquidation or winding up of, by or involving the Company or any of its subsidiaries, (2) any Acquisition Transaction, and
                         (3) any amendment or modification of the certificate of incorporation or bylaws of the Company or any of its subsidiaries, or any other proposal or transaction involving the Company or any of its subsidiaries which is reasonably likely to (A) prevent, impede, impair, frustrate or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, or (B) change any of the voting rights of any class of capital stock or other securities of the Company (collectively, the "Negative Voting Matters").

          Each Principal Stockholder also granted Parent a proxy to vote the Shares owned of record and beneficially by such Principal Stockholder:

                    . in favor of the Merger, the Merger Agreement and the transactions contemplated thereby,

                    . against any Negative Voting Matter or any other action or agreement that would result in a breach or inaccuracy by the Company under the Merger Agreement, and

                    . in favor of any other matter necessary for the consummation of the Offer and the other transactions contemplated under the Merger Agreement or the Stockholders' Agreement.

          Each Principal Stockholder has also agreed not to transfer or otherwise dispose of, or grant any other proxy with respect to, or change or agree to change the beneficial ownership of, such Principal Stockholder's Shares. Each Principal Stockholder has further agreed not to, and not to permit or authorize his, her or its affiliates, representatives or agents to, directly or indirectly, encourage, solicit, explore, participate in or initiate discussions or negotiations with, or provide or disclose any information to, any corporation, partnership, person or other entity or group (other than Parent, the Offeror or any of their affiliates or representatives) concerning any Acquisition Transaction or enter into any contract, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement

          The Stockholders' Agreement and the parties' obligations thereunder terminate on the earlier of (1) payment for the Shares owned by the Principal Stockholders pursuant to the Offer, or (2) termination of the Merger Agreement pursuant to Section 8.1 thereof.

          The foregoing summaries of the Merger Agreement and the Stockholders' Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 1 and Exhibit 2, respectively.

          (h)-(i) Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the Nasdaq SmallCap Market for continued quotation on the Nasdaq SmallCap Market. According to the Nasdaq SmallCap Market's published guidelines, the Nasdaq SmallCap Market would consider suspending quotation of the Shares if, among other things, (a) the number of record holders of 100 or more Shares should fall below 300; (b) the number of publicly held Shares (exclusive of direct or indirect holdings of Parent, the Offeror, any other subsidiaries or affiliates of Parent, any officers or directors of the Company or their immediate families, or any beneficial owner of more than 10% of the total outstanding Shares ("Excluded Holdings")) should fall below 500,000; or (c) the aggregate market value of such publicly held Shares (exclusive of Excluded Holdings) should fall below $1,000,000.

          The Shares are currently registered under the Act. The purchase of Shares by the Offeror pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Act. Registration of the Shares under the Act may be terminated upon application by the Company to the SEC if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. Parent believes that the purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Act, and it would be the intention of Parent and the Offeror to cause the Company to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for such termination.

          If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Act and the quotation of the Shares on the Nasdaq SmallCap Market will be terminated following the completion of the Merger.

Item 5.  Interest in Securities of the Issuer

          (a)-(b) As a result of entering into the Stockholders' Agreement with the Principal Stockholders, Parent possesses shared power to vote or direct the vote of, and thus may be deemed to beneficially own, 478,189 Shares, or approximately 42.4% of the issued and outstanding Shares as of May 15, 2001. Parent and the Offeror share an understanding with respect to the acquisition of the Shares, and as a result the Offeror may be deemed to beneficially own 478,189 Shares, or approximately 42.4% of the issued and outstanding Shares as of May 15, 2001.

Neither the Offeror nor Parent currently hold any outstanding Shares. Except as set forth herein, neither the Offeror nor Parent, nor, to the knowledge of the Offeror or Parent, any executive officer or director of the Offeror or Parent, is the "beneficial owner" of any Shares as such term is defined in Rule 13d-3 under the Act.

          Parent and the Offeror have no knowledge regarding the number of Shares with respect to which the Principal Stockholders have the power to vote or direct the vote, or the power to dispose or direct the disposition, except that, based solely on the information set forth in the Stockholders' Agreement,
(1) Lawrence Lifschultz shares with Parent the right to vote 46,032 Shares which are subject to the Stockholders' Agreement, (2) David A. Berman shares with Parent the right to vote 2,361 Shares which are subject to the Stockholders' Agreement, (3) the Sidney B. Lifschultz 1992 Family Trust shares with Parent the right to vote 128,409 Shares which are subject to the Stockholders' Agreement,
(4) David K. Lifschultz shares with Parent the right to vote 266,741 Shares which are subject to the Stockholders' Agreement, (5) Sidney B. Lifschultz shares with Parent the right to vote11,678 Shares which are subject to the Stockholders' Agreement, (6) Michael Hirst shares with Parent the right to vote 21,968 Shares which are subject to the Stockholders' Agreement, and (7) J. Randall Owen shares with Parent the right to vote 1,000 Shares which are subject to the Stockholders' Agreement. Parent and the Offeror believe that any information with respect to the Principal Stockholders required by Item 2 of
Schedule 13D would be included in any Schedule 13D filed by such persons.

          (c) Neither the Offeror nor Parent, nor to the knowledge of the Offeror or Parent, any executive officer or director of Offeror or Parent, has engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof except as described herein. Neither Parent nor the Offeror has any knowledge as to whether any of the Principal Stockholders has, in addition to the transactions described herein, engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof.

          (d) Neither Parent nor the Offeror has any knowledge as to whether any other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Shares covered by this Schedule 13D.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

          Except as described herein, none of the Offeror or Parent nor, to the knowledge of the Offeror or Parent, any executive officer or director of the Offeror or Parent, has any contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company.

          At the time Parent entered into the Merger Agreement, Fluke Electronics Corporation, an indirect, wholly-owned subsidiary of Parent and the direct parent of the Offeror ("Fluke Electronics"), entered into a consulting and a noncompetition agreement with each of David K. Lifschultz, the Chairman and Chief Executive Officer of the Company, James C. Triplett, the Chairman and Chief Executive Officer of Hart Scientific, Inc., a wholly-owned subsidiary of the Company ("Hart"), and J. Randall Owen, the President and Chief Operating Officer of Hart. Fluke Electronics also entered into a noncompetition agreement with Dennis Hunter, President, Chief Financial Officer and Director of the Company and President and Chief Executive Officer of Calorimetry Sciences Corporation, a wholly-owned subsidiary of Hart. Under the terms of each of the foregoing agreements, the applicable party thereto (other than Fluke Electronics) consented to having his outstanding options to purchase Shares cashed out at the Effective Time, pursuant to the terms of the Merger Agreement.

          The transactions discussed in Item 4 are further described in the Merger Agreement and the Stockholders' Agreement attached as exhibits hereto. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

Item 7.   Material to be Filed as Exhibits

Exhibit 1 Agreement and Plan of Merger, dated May 15, 2001, by and among Parent, the Offeror and the Company (filed with the Securities and Exchange Commission as Exhibit (d)(1) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference).

Exhibit 2 Stockholders' Agreement, dated May 15, 2001, by and among the Offeror, Parent and the Principal Stockholders set forth therein (filed with the Securities and Exchange Commission as Exhibit
               (d)(3) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference)

Exhibit 3 Consulting Agreement, dated May 15, 2001, between James C. Triplett and Fluke Electronics Corporation (filed with the Securities and Exchange Commission as Exhibit (d)(4) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference).

Exhibit 4 Consulting Agreement, dated May 15, 2001, between David K. Lifschultz and Fluke Electronics Corporation (filed with the Securities and Exchange Commission as Exhibit (d)(5) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference).

Exhibit 5 Employment Severance and Consulting Agreement, dated May 15, 2001, between J. Randall Owen and Fluke Electronics Corporation (filed with the Securities and Exchange Commission as Exhibit
               (d)(6) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference).

Exhibit 6 Agreement, dated May 15, 2001, between Dennis Hunter and Fluke Electronics Corporation (filed with the Securities and Exchange Commission as Exhibit (d)(7) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference).

Exhibit 7      Joint Filing Agreement

Exhibit 8      List of directors and executive officers

                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:   May 23, 2001



                                 DANAHER CORPORATION

                                 By:  /s/ James H. Ditkoff
                                    -----------------------------------------
                                        Name:  James H. Ditkoff
                                        Title: Vice President -- Finance and Tax

                                 SALTWATER ACQUISITION CORP.

                                 By:  /s/ James H. Ditkoff
                                    -----------------------------------------
                                        Name:  James H. Ditkoff
                                        Title: Director and Authorized Person

                                 EXHIBIT INDEX

Exhibit 1 Agreement and Plan of Merger, dated May 15, 2001, by and among Parent, the Offeror and the Company (filed with the Securities and Exchange Commission as Exhibit (d)(1) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference).

Exhibit 2 Stockholders' Agreement, dated May 15, 2001, by and among the Offeror, Parent and the Principal Stockholders set forth therein (filed with the Securities and Exchange Commission as Exhibit
               (d)(3) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference)

Exhibit 3 Consulting Agreement, dated May 15, 2001, between James C. Triplett and Fluke Electronics Corporation (filed with the Securities and Exchange Commission as Exhibit (d)(4) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference).

Exhibit 4 Consulting Agreement, dated May 15, 2001, between David K. Lifschultz and Fluke Electronics Corporation (filed with the Securities and Exchange Commission as Exhibit (d)(5) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference).

Exhibit 5 Employment Severance and Consulting Agreement, dated May 15, 2001, between J. Randall Owen and Fluke Electronics Corporation (filed with the Securities and Exchange Commission as Exhibit
               (d)(6) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference).

Exhibit 6 Agreement, dated May 15, 2001, between Dennis Hunter and Fluke Electronics Corporation (filed with the Securities and Exchange Commission as Exhibit (d)(7) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference).

Exhibit 7      Joint Filing Agreement

Exhibit 8      List of directors and executive officers

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